Mercedes-Benz Auto Lease Trust 2024-A
Investor Report
Collection Period Ended   31-Aug-2025

Amounts in USD

Dates

Collection Period No.	16				
Collection Period (from... to)	1-Aug-2025	31-Aug-2025			
Determination Date	11-Sep-2025				
Record Date	12-Sep-2025				
Payment Date	15-Sep-2025				
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2025	15-Sep-2025	Actual/360 Days	31	
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2025	15-Sep-2025	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	235,500,000.00	94,129,569.16	80,310,408.81	13,819,160.35	58.680086	0.341021
Class A-2B Notes	235,500,000.00	94,129,569.16	80,310,408.81	13,819,160.35	58.680086	0.341021
Class A-3 Notes	471,000,000.00	471,000,000.00	471,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**736,629,138.32**	**708,990,817.62**	**27,638,320.70**		
Overcollateralization	177,634,611.27	177,625,564.88	177,625,564.88			
Total Securitization Value	**1,450,004,611.27**	**914,254,703.20**	**886,616,382.50**			
present value of lease payments	778,780,383.53	369,948,499.86	348,101,776.56			
present value of Base Residual Value	671,224,227.74	544,306,203.34	538,514,605.94			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.88	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.440000%	426,720.71	1.811978	14,245,881.06	60.492064
Class A-2B Notes	4.762700%	386,045.50	1.639259	14,205,205.85	60.319345
Class A-3 Notes	5.320000%	2,088,100.00	4.433333	2,088,100.00	4.433333
Class A-4 Notes	5.320000%	343,007.00	4.433333	343,007.00	4.433333
Total		**3,243,873.21**		**$30,882,193.91**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,504,380.71	841,754,472.64	814,116,151.94

Available 2024-A Collections

Lease Payments Received	21,526,086.58
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,018,519.24
Net Sales Proceeds-scheduled terminations	2,913,114.29
Excess wear and tear included in Net Sales Proceeds	13,147.83
Excess mileage included in Net Sales Proceeds	28,357.20
Subtotal	37,457,720.11
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	139,880.97
Total Available Collections	37,597,601.08

Available Funds ABS Notes

Total Exchange Note Payments	31,461,288.93
Reserve Account Draw Amount	0.00
Total Available Funds	31,461,288.93

Distribution on the Exchange Note

(1) Total Servicing Fee	761,878.92
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.45%)	3,822,968.23
(3) Exchange Note Principal Distributable Amount	27,638,320.70
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	5,374,433.23
Total Distribution	37,597,601.08

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,243,873.21
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	27,638,320.70
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	579,095.02
Total Distribution	31,461,288.93

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	761,878.92	761,878.92	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,243,873.21	3,243,873.21	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	426,720.71	426,720.71	0.00
thereof on Class A-2B Notes	386,045.50	386,045.50	0.00
thereof on Class A-3 Notes	2,088,100.00	2,088,100.00	0.00
thereof on Class A-4 Notes	343,007.00	343,007.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,243,873.21	3,243,873.21	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	27,638,320.70	27,638,320.70	0.00
Principal Distribution Amount	27,638,320.70	27,638,320.70	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,321.68
minus Net Investment Earnings	12,321.68
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,321.68
Net Investment Earnings on the Exchange Note	
Collection Account	127,559.29
Investment Earnings for the Collection Period	139,880.97

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	914,254,703.20	19,504
Principal portion of lease payments	13,109,591.81	
Terminations- Early	10,122,773.99	
Terminations- Scheduled	2,382,378.71	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,023,576.19	
Securitization Value end of Collection Period	886,616,382.50	19,150

Pool Factor	61.15%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	19.13
Weighted Average Seasoning (months)	9.79	23.29
Aggregate Base Residual Value	888,302,349.92	635,260,034.59
Cumulative Turn-in Ratio		42.78%
Proportion of base prepayment assumption realized life to date		93.31%
Actual lifetime prepayment speed		0.75%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	879,369,175.74	19,009	99.18%
31-60 Days Delinquent	5,207,164.53	99	0.59%
61-90 Days Delinquent	1,519,897.76	30	0.17%
91-120 Days Delinquent	520,144.47	12	0.06%
Total	886,616,382.50	19,150	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.230%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,439,354.75	33	30,224,878.76	578
Liquidation Proceeds	659,940.06		20,043,650.95	
Recoveries	525,806.04		5,218,794.40	
Principal Net Credit Loss / (Gain)	253,608.65		4,962,433.41	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.338%
Prior Collection Period	0.175 %
Second Prior Collection Period	0.678 %
Third Prior Collection Period	0.194 %
Four Month Average	0.346%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.342%

Average Net Credit Loss / (Gain)   8,585.52

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	13,089,374.14	321	284,169,855.84	6,567
Sales Proceeds and Other Payments Received	14,622,990.39		304,950,137.20	
Residual Loss / (Gain)	(1,533,616.25)		(20,780,281.36)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.044)%
Prior Collection Period	(2.206%)
Second Prior Collection Period	(1.017%)
Third Prior Collection Period	(1.513%)
Four Month Average	(1.695)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.433)%

Average Residual Loss / (Gain)   (3,164.35)